Exhibit 12

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC AND SUBSIDIARIES
(AN INDIRECT WHOLLY OWNED SUBSIDIARY OF CENTERPOINT ENERGY, INC.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Year Ended December 31,
	2013 (1)	2012 (1)	2011 (1)	2010 (1)	2009 (1)
Income before extraordinary item	$269	$279	$488	$200	$208
Income taxes	146	113	248	116	102
Capitalized interest	(10)	(6)	(4)	(3)	(3)
	405	386	732	313	307
Fixed charges, as defined:

Interest	232	288	277	289	289
Capitalized interest	10	6	4	3	3
Interest component of rentals charged to operating expense	—	─	─	─	─
Total fixed charges	242	294	281	292	292

Earnings, as defined	$647	$680	$1,013	$605	$599

Ratio of earnings to fixed charges	2.67	2.31	3.60	2.07	2.05
  ____________

(1)
Excluded from the computation of fixed charges for the years ended December 31, 2013, 2012 and 2011 is interest income of less than $1 million, $8 million and $12 million, respectively, and for the years ended December 31, 2010 and 2009 is interest expense of $8 million and $1 million, respectively, which is included in income tax expense.